UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                             CHART INDUSTRIES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    16115Q209
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                                 (CUSIP Number)

                               SEPTEMBER 15, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [X] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  16115Q209
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
        (entities only):

                Carl Marks Management Company, L.P.
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(2)     Check the Appropriate Box if a Member of a Group*

          (a)   [ ]
          (b)   [X]
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned by
   Each Reporting Person With           (5) Sole Voting Power:         341,450**
                                        (6) Shared Voting Power:            -0-
                                        (7) Sole Dispositive Power:    341,450**
                                        (8) Shared Dispositive Power:       -0-

--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        341,450 shares**
--------------------------------------------------------------------------------

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares:*
        [    ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   6.4%**
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(12)    Type of Reporting Person (See Instructions):    IA, PN
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*See Item 8 of this Schedule.
**See Items 2 and 4 of this Schedule.

CUSIP No.  16115Q209
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                Andrew M. Boas
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group*

          (a)   [ ]
          (b)   [X]
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(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  U.S.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by
   Each Reporting Person With           (5) Sole Voting Power:              -0-
                                        (6) Shared Voting Power:       341,450**
                                        (7) Sole Dispositive Power:         -0-
                                        (8) Shared Dispositive Power:  341,450**

--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        341,450 shares**
--------------------------------------------------------------------------------

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares:*
        [    ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   6.4%**
--------------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions):    HC, IN
--------------------------------------------------------------------------------

CUSIP No.  16115Q209
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                Robert C. Ruocco
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group*

          (a)   [ ]
          (b)   [X]
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(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  U.S.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by
   Each Reporting Person With           (5) Sole Voting Power:              -0-
                                        (6) Shared Voting Power:       341,450**
                                        (7) Sole Dispositive Power:         -0-
                                        (8) Shared Dispositive Power:  341,450**

--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        341,450 shares**
--------------------------------------------------------------------------------

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares:*
        [    ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   6.4%**
--------------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions):    HC, IN
--------------------------------------------------------------------------------

CUSIP No.  16115Q209
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                James F. Wilson
--------------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of a Group*

          (a)   [ ]
          (b)   [X]
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(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  U.S.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by
   Each Reporting Person With           (5) Sole Voting Power:              -0-
                                        (6) Shared Voting Power:       341,450**
                                        (7) Sole Dispositive Power:         -0-
                                        (8) Shared Dispositive Power:  341,450**

--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        341,450 shares**
--------------------------------------------------------------------------------

(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares:*
        [    ]
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):   6.4%**
--------------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions):    HC, IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:  Chart Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            5885 Landerbrook Drive, Suite 205, Cleveland, Ohio  44124


Item 2(a). Name of Person Filing: This Schedule is being jointly filed by (i) Carl Marks Management Company, L.P. ("CMMC"), a registered investment adviser and the sole general partner of (1) Carl Marks Strategic Investments, L.P. ("CMSI"), a private investment partnership that is the owner of certain of the shares of the Common Stock of the Issuer being reported on in this Schedule and (2) Carl Marks Strategic Investments, III, L.P. ("CMSIIII"), a private investment partnership that is the owner of the remaining shares of the Common Stock of the Issuer being reported on in this Schedule and (ii) the three individual general partners of CMMC, Messrs. Andrew M. Boas, Robert C. Ruocco and James F. Wilson.

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            135 East 57th Street, New York, New York  10022

Item 2(c). Citizenship: CMMC is a Delaware limited partnership; Messrs. Boas, Ruocco and Wilson are United States citizens

Item 2(d).  Title of Class of Securities:   Common  Stock,  par value $0.01  per
            share

Item 2(e).  CUSIP No.:  16115Q209


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  [ ]   Broker or  dealer registered under  section 15 of the Act
                       (15 U.S.C. 78o).
            (b)  [ ]   Bank as defined in section 3(a)(6) of the Act
                       (15 U.S.C. 78c).
            (c)  [ ]   Insurance company as defined in  section 3(a)(19) of  the
                       Act (15 U.S.C. 78c).
            (d)  [ ]   Investment  company  registered  under  section 8 of  the
                       Investment Company Act of 1940 (15 U.S.C 80a-8).
            (e)  [X]   An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E);
            (f)  [ ]   An employee benefit plan or endowment fund  in accordance
                       with Section 240.13d-1(b)(1)(ii)(F);
            (g)  [X]   A parent holding company or control person in accordance
                       with Section 240.13d-1(b)(1)(ii)(G);
            (h)  [ ]   A savings associations  as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)  [ ]   A church plan that is  excluded from the definition of an
                       investment company under section 3(c)(14) of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)  [ ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.     Ownership

          The following states the beneficial ownership of the Reporting Persons as of September 15, 2003. This Schedule relates to the same shares of Common Stock which are owned by CMSI and CMSIIII and which may be deemed to be beneficially owned (i) indirectly by CMMC, as general partner of CMSI and CMSIIII, and (ii) indirectly on a shared basis by Messrs. Boas, Ruocco and Wilson, who as general partners of CMMC, the general partner of CMSI and CMSIIII, share the power to direct the vote or disposition of such securities.


CMMC:

         (a)  Amount beneficially owned:  341,450 shares

         (b)  Percent of class:   6.4%

         (c)  Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: 341,450 shares

              (ii) Shared power to vote or to direct the vote: None

             (iii) Sole power to dispose or to direct the disposition of
                   341,450 shares

              (iv) Shared power to dispose or to direct the disposition of: None


Mr. Boas:

         (a)  Amount beneficially owned:  341,450 shares

         (b)  Percent of class:   6.4%

         (c)  Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: None

              (ii) Shared power to vote or to direct the vote: 341,450 shares

             (iii) Sole  power to dispose or to direct the disposition of:  None

              (iv) Shared power to dispose or to direct the disposition of:
                   341,450 shares


Mr. Ruocco:

         (a)  Amount beneficially owned: 341,450 shares

         (b)  Percent of class:   6.4%

         (c)  Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote:  None

              (ii) Shared power to vote or to direct the vote: 341,450 shares

             (iii) Sole power to dispose or to direct the disposition of:  None

              (iv) Shared power to dispose or to direct the disposition of:
                   341,450 shares.


Mr. Wilson:

         (a)  Amount beneficially owned: 341,450 shares

         (b)  Percent of class:  6.4%

         (c)  Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: None

              (ii) Shared power to vote or to direct the vote:  341,450 shares

             (iii) Sole power to dispose or to direct the disposition of:  None

              (iv) Shared power to dispose or to direct the disposition of:
                   341,450 shares.



Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          See Items 2(a) and 4.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          The Reporting Persons are filing this Schedule 13G with respect to the Common Stock of Chart Industries, Inc. (the "Issuer"). The Issuer and certain of its subsidiaries filed for bankruptcy on July 8, 2003 under Chapter 11 of the

United States Bankruptcy Code. The Issuer's Amended Joint Prepackaged reorganization Plan (the "Plan") was confirmed by the Bankruptcy Court for the District of Delaware pursuant to an order entered September 4, 2003. The Plan provides, among other things, for the issuance of Common Stock to the Issuer's senior lenders, including CMSI and CMSIIII. In connection with the issuance to CMSI and CMSIIII of Common Stock under the Plan, CMSI and CMSIIII have entered into an Investor Rights Agreement, dated as of September 15, 2003, by and among the Issuer, OCM Principal Opportunities Fund II, L.P. ("OCM"), Audax Chart LLC ("Audax") and various other holders of Common Stock issued pursuant to the Plan (the "IRA"). OCM and Audax and certain of the other parties to the IRA are significant beneficial owners of the Common Stock and have filed or intend to file Schedules 13D or Schedules 13G pursuant to the requirements of the Securities Exchange Act of 1934 (the "Act"). Among other things, the IRA subjects the Common Stock owned by the parties thereto to certain restrictions on transfer. In addition, the parties to the IRA agree therein to vote their shares of Common Stock as set forth therein. As a result of CMSI and CMSIIII executing the IRA, the Reporting Persons may be deemed to have formed a "group" with the other parties to the IRA for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's Common Stock beneficially owned by the other parties to the IRA. Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the other parties to the IRA constitute a "group".


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 25, 2003


Carl Marks Management Company, L.P., General Partner

         By:  /s/ Andrew M. Boas
            --------------------------
         Title:  A General Partner

/s/ Andrew M. Boas
--------------------------
Andrew Boas

/s/ Robert C. Ruocco
--------------------------
Robert C. Ruocco

/s/ James F. Wilson
--------------------------
James F. Wilson



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)